UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

Commission File Number 001-36487

Abengoa Yield plc

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Great West House, GW1, 17th floor,

Great West Road

Brentford, TW8 9DF,

United Kingdom

Tel: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The sustainable total return company

Abengoa Yield announces First Half 2014 Financial Results following successful Initial Public Offering

•	Closed IPO of 28,577,500 ordinary shares (including greenshoe) on June 18, 2014 at a price of $29 per share, above the initial pricing range of $25 - $27 per share.

•	Adjusted EBITDA increased by 109% y-o-y to $137 million.

•	Pro-rated initial quarterly dividend of $0.0370 per share for the second quarter (based on a quarterly dividend of $0.2592) expected to be declared and paid together with third quarter dividend.

•	Confirmed guidance for cash available for distribution financial target of $92 million and $150 million for the twelve months ending June 30, 2015 and 2016, respectively.

August 12, 2014.- Abengoa Yield (NASDAQ: ABY), the sustainable total return company that owns a diversified portfolio of contracted assets in the energy and environment sectors, reported revenues of $169.8 million for the first half of 2014, representing a 92% increase y-o-y and an Adjusted EBITDA of $137.2 million, representing a 109% increase compared to the same period of 2013. Revenue and Adjusted EBITDA growth was mainly driven by several assets reaching COD that were under construction during all, or part, of the first half of 2013.

Abengoa Yield closed its initial public offering on June 18 2014, consequently the financial and operating results discussed below represent the combination of the assets that were transferred to Abengoa Yield for all periods prior to the IPO and the consolidated results of Abengoa Yield and its subsidiaries for all periods subsequent to the IPO.

Santiago Seage, CEO of Abengoa Yield said “We are extremely satisfied with the outcome of our initial public offering, which reflects a strong confidence from the market in our assets. We have created a solid base of high quality shareholders for whom we expect to create value through the delivery of stable cash flows and accretive growth in our dividends. The closing of our IPO, together with the COD of several key assets, marked a key milestone in our history. Once Mojave reaches COD, expected by October 2014, our portfolio will be fully operational, which we expect will allow us to deliver stable cash flows with our contracted assets.”

Selected Financial results

(in thousands of U.S. dollars)	Six months ended June 30,
	2014	2013
Revenue	169,808	88,304
Adjusted EBITDA	137,172	65,727
Net Income	(28,233)	19,168

Key Performance Indicators

(in thousands of U.S. dollars)	As of June 30,
	2014	2013
Renewable energy
MW in operation	430	100
GWh produced	418	82

Conventional power
MW in operation	300	300
GWh produced	1,205	637
Availability (%)	101.1%	99.6%

Electric transmission lines
Miles in operation	1,018	368
Availability (%)	99.1%	99.6%

Segment results

(in thousands of U.S. dollars)	Six months ended June 30,
	2014	2013
Revenue by Geography
North America	96,822	47,573
South America	36,256	10,813
Europe	36,730	29,918
Total revenue	169,808	88,304

(in thousands of U.S. dollars)	Six months ended June 30,
	2014	2014
Revenue by business sector
Renewable energy	78,283	29,918
Conventional power	57,136	47,573
Electric transmission lines	34,389	10,813
Total revenue	169,808	88,304

(in thousands of U.S. dollars)	Six months ended June 30,
	2014	2013
Adjusted EBITDA by Geography
North America	83,687	40,660
South America	29,466	7,445
Europe	24,019	17,622
Total Adjusted EBITDA	137,172	65,727

Adjusted EBITDA by business sector
Renewable energy	60,575	16,968
Conventional power	48,551	41,047
Electric transmission lines	28,046	7,712
Total Adjusted EBITDA	137,172	65,727

The increase in revenues and Adjusted EBITDA was driven by assets reaching COD after the first half of 2013.

In renewable energy, Solana reached COD in October 2013 and Spanish CSP assets have mostly recovered from poor weather conditions during Q1 2014, confirming EBITDA guidance provided for the assets. In conventional power, we have completed the first six month-period with ACT fully operational (COD took place in April 2013) with availability levels meeting contractual requirements. In electric transmission lines, ATS, Quadra 1 and Quadra 2 reached COD in January, April and March 2014, respectively.

Liquidity and Debt

As of June 30, 2014, Abengoa Yield had total liquidity of $93.4 million at the holding company level on an unconsolidated basis, consisting of the initial cash held prior to the IPO and the proceeds from the IPO retained by the Company. In addition, the Company has an undrawn credit line with Abengoa of $50 million.

As of June 30, 2014, consolidated debt amounted to $2,505.7 million ($2,894.6 million as of December 31, 2013) and consolidated cash and cash equivalents and short-term financial investments cash amounted to $498.3 million ($624.0 million as of December 31, 2013), resulting in a net debt position of $2,007.4 million as of June 30, 2014 ($2,270.6 million as of December 31, 2013).

On June 18, 2014, the Company successfully closed its IPO and raised $720.6 million of gross proceeds. The net proceeds of the offering were distributed to Abengoa as part of the consideration paid in connection with the asset transfer, except for $30 million retained by Abengoa Yield. The underwriters further purchased 3,720,500 shares from the selling shareholder at the public offering price less underwriting fees and commissions to cover over-allotments, driving the total proceeds of the offering to $828.7 million before fees.

Financial Targets

Based on the performance of the main business KPI’s, with quarterly revenues and Adjusted EBITDA in line with management’s expectations, the Company confirms its guidance for cash available for distribution of $92 million and $150 million for the twelve months ending June 30, 2015 and 2016, respectively.

Details of the results presentation conference

Santiago Seage will join Manuel Sánchez Ortega, Abengoa’s CEO, and Bárbara Zubiria Furest, Executive Vice President of Capital Markets and Investor Relations, for Abengoa’s earnings conference call that will be held on the same date and simultaneously webcast at 12:00pm (New York time).

In order to access the conference call participants should dial: +34 91 788 93 03. A live webcast of the conference call will be available on Abengoa’s corporate website. Please visit the website at least 15 minutes earlier in order to register for the live webcast and download any necessary audio software.

About Abengoa Yield

Abengoa Yield is a total return company that owns a diversified portfolio of contracted renewable energy, power generation and electric transmission assets in North America, South America and Europe. We focus on providing a predictable and growing quarterly dividend or yield to our shareholders (www.abengoayield.com).

Forward-Looking Statements

This news release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this prospectus, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “is likely to,” “may,” “plan,” “potential,” “predict,” “projected,” “should” or “will” or the negative of such terms or other similar expressions or terminology. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements.

Factors that could cause actual results to differ materially from those contemplated above include, among others, general economic conditions, changes in government expenditure budgets, challenges in making acquisitions, changes in public support of renewable energy, weather conditions, legal challenges to regulations, changes to subsidies and incentives that support renewable energy sources, government regulations, the volatility of energy and fuel prices, counterparty credit risk, failure of customers to perform under contracts, our ability to enter into new contracts as existing contracts expire, reliance on third-party contractors and suppliers, failure of newly constructed assets to perform as expected, failure to receive dividends from assets, changes in our tax position, unanticipated outages at our generation facilities, the condition of capital markets generally, our ability to access capital markets, adverse results in current and future litigation and our ability to maintain and grow our quarterly dividends. Furthermore, any dividends are subject to available capital, market conditions, and compliance with associated laws and regulations. These factors should be considered in connection with information regarding risks and uncertainties that may affect Abengoa Yield’s future results included in Abengoa Yield’s filings with the U.S. Securities and Exchange Commission at www.sec.gov.

Abengoa Yield undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or developments or otherwise.

Consolidated Statements of Operations

(Amounts in thousands of U.S. dollars)

(Unaudited)

	For the six-month period ended June 30,
	2014	2013

Revenue	169,808	88,304
Other operating income	59,416	241,809
Raw materials and consumables used	(12,083)	(2,675)
Employee benefit expenses	(1,794)	(1,551)
Depreciation, amortization, and impairment charges	(57,196)	(17,058)
Other operating expenses	(78,175)	(260,160)

Operating profit/(loss)	79,976	48,669

Financial income	1,342	146
Financial expense	(104,000)	(41,410)
Net exchange differences	(708)	(1,469)
Other financial income/(expense), net	(1,298)	(263)

Financial expense, net	(104,664)	(42,996)

Share of profit/(loss) of associates carried under the equity method	(429)	(233)

Profit/(loss) before income tax	(25,117)	5,440

Income tax benefit/(expense)	(2,706)	13,400

Profit/(loss) for the year	(27,823)	18,840

Loss/(profit) attributable to non-controlling interests	(410)	328

Profit/(loss) for the year attributable to the parent Company	(28,233)	19,168

Consolidated Statement of Financial Position

(Amounts in thousands of U.S. dollars)

(Unaudited)

	As of June 30, 2014	As of December 31, 2013
Assets
Non-current assets
Contracted concessional assets	4,373,789	4,418,120
Investments carried under the equity method	426,781	387,324
Financial investments	359,145	28,852
Deferred tax assets	47,808	52,784

Total non-current assets	5,207,523	4,887,080

Current assets
Inventories	6,460	5,244
Clients and other receivables	114,372	97,597
Financial investments	280,992	266,363
Cash and cash equivalents	217,345	357,664

Total current assets	619,169	726,868

Total assets	5,826,692	5,613,948

	As of June 30, 2014	As of December 31, 2013
Equity and liabilities
Equity attributable to the Company
Share capital	8,000	—
Parent company reserves	1,813,903	—
Hedging reserves	—	(36,600)
Accumulated currency translation differences	(1,651)	9,009
Retained Earning	15,010	—
Other equity	—	1,245,510
Non-controlling interest	62,996	69,279

Total equity	1,898,258	1,287,198

Non-current liabilities
Long-term non-recourse project financing	2,453,600	2,842,338
Grants and other liabilities	1,124,583	650,903
Related parties	51,010	492,534
Derivative liabilities	92,635	44,221
Deferred tax liabilities	3,816	21,839

Total non-current liabilities	3,725,644	4,051,835

Current liabilities
Short-term non-recourse project financing	52,106	52,312
Trade payables and other current liabilities	137,095	204,013
Income and other tax payables	13,589	18,590

Total current liabilities	202,790	274,915

Total equity and liabilities	5,826,692	5,613,948

Consolidated Cash Flows Statements

(Amounts in thousands of U.S. dollars)

(Unaudited)

	For the six-month period ended June 30,
	2014	2013
Profit/(loss) for the year	(27,823)	18,840
Non-monetary adjustments	155,265	24,175

Profit for the year from adjusted by non monetary items	127,442	43,015

Variations in working capital	(130,217)	10,015
Net interest and income tax paid	(66,721)	(41,680)

Net cash provided by operating activities	(69,496)	11,350

Investment in contracted concessional assets	(77,297)	(341,004)
Other non-current assets/liabilities	(2,283)	(6,903)

Net cash used in investing activities	(79,580)	(347,907)

Net cash provided by financing activities	9,261	393,010

Net increase/(decrease) in cash and cash equivalents	(139,815)	56,453

Cash and cash equivalents at the beginning of the year	357,664	97,499
Translation differences cash or cash equivalent	(504)	—

Cash and cash equivalents at end of the year	217,345	153,952

Reconciliation of Adjusted EBITDA to Net Income

(in thousands of U.S. dollars)	Six months ended June 30,
	2014	2013
Profit/(loss) for the period attributable to the combined group	(28,233)	19,168
Profit attributable to non-controlling interest from continued operations	410	(328)
Income tax expenses/(benefits)	2,706	(13,400)
Share of loss/(profit) of associated companies	429	233
Financial expenses, net	104,664	42,996

Operating profit	79,976	48,669

Depreciation, amortization, and impairment changes	57,196	17,058

Adjusted EBITDA (unaudited)	137,172	65,727

Reconciliation of Adjusted EBITDA to net cash generated or used from operating activities

(in thousands of U.S. dollars)	Six months ended June, 30
	2014	2013
Adjusted EBITDA (unaudited)	137,172	65,727
Variations in working capital	(130,217)	10,015
Net interest and income tax paid	(66,721)	(41,680)
Other cash finance costs and other	(9,730)	(22,712)

Net cash generated or used from operating activities	(69,496)	11,350

Adjusted EBITDA is a non-GAAP financial measure. Adjusted EBITDA is calculated as profit for the year from continuing operations, after adding back income tax expense/(benefit), share of (loss)/profit of associates, finance expense net and depreciation, amortization and impairment charges of entities included in our financial statements.

We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or profit for the year or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.

Some of the limitations of this non-GAAP measure are:

•	it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	it does do not reflect changes in, or cash requirements for, our working capital needs;

•	it may not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on our debts;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA does not reflect any cash requirements that would be required for such replacements;

•	some of the exceptional items that we eliminate in calculating Adjusted EBITDA reflect cash payments that were made, or will be made in the future; and

•	the fact that other companies in our industry may calculate Adjusted EBITDA differently than we do, which limits their usefulness as comparative measures.

EVP and Chief Financial Officer Eduard Soler E-mail: ir@abengoayield.com	Investor Relations Leire Pérez Tel: +34 954 93 71 11 E-mail: ir@abengoayield.com
Communication Department Patricia Malo de Molina Meléndez. Tel: +34 954 93 71 11 E-mail: communication@abengoa.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA YIELD PLC

Date: August 12, 2014	By:	/s/ Santiago Seage
		Name:	Santiago Seage
		Title:	Chief Executive Officer